Exhibit 18



June 16, 1994

Mr. Robert M. Melzer
President and Chief Executive Officer
Property Capital Trust
One Post Office Square
Suite 2100
Boston, Massachusetts  02109

Dear Sir:

Note 2 of Notes to financial statements of Property Capital Trust included in its Form 10-Q for the quarter ended April 30, 1994 describes a change in the method of accounting for certain real estate investments. Previously, the Trust consolidated its share of assets and liabilities and the results of operations of these investments. The Trust now uses the equity method of accounting to account for its investment in these real estate partnerships. This change did not affect net income (loss) or shareholders' equity. You have advised us that you believe the change is to a preferable method in your circumstances based upon generally accepted accounting principles and is more consistent with current accounting practices in the real estate industry.

We conclude that the change in the method of accounting for these investments is to an acceptable alternative method which, based on your business judgement to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with general accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to July 31, 1993, and therefore we do not express any opinion on any financial statements of Property Capital Trust subsequent to that date.


                                                Very truly yours,


                                                ERNST & YOUNG



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